UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

VIQ Solutions Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

91825V
(CUSIP Number)

January 16, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91825V

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Beedie Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
7,968,750*

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
7,968,750*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,968,750*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.7%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Assumes exercise of 7,968,750 common share purchase warrants (the “Warrants”) deemed to be beneficially owned by the reporting person into 7,968,750 common shares of Issuer.

**Based on the sum of 34,649,697 common shares reported as outstanding by Issuer’s transfer agent as of January 16, 2023, and 7,968,750 common shares issuable upon exercise of the Warrants deemed to be beneficially owned by the reporting person.

CUSIP No.	91825V

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Beedie Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
7,968,750*

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
7,968,750*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,968,750*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.7%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Assumes exercise of 7,968,750 common share purchase warrants (the “Warrants”) deemed to be beneficially owned by the reporting person into 7,968,750 common shares of Issuer.

**Based on the sum of 34,649,697 common shares reported as outstanding by Issuer’s transfer agent as of January 16, 2023, and 7,968,750 common shares issuable upon exercise of the Warrants deemed to be beneficially owned by the reporting person.

CUSIP No.	91825V

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Beedie (2020) Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
7,968,750*

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
7,968,750*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,968,750*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.7%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Assumes exercise of 7,968,750 common share purchase warrants (the “Warrants”) deemed to be beneficially owned by the reporting person into 7,968,750 common shares of Issuer.

**Based on the sum of 34,649,697 common shares reported as outstanding by Issuer’s transfer agent as of January 16, 2023, and 7,968,750 common shares issuable upon exercise of the Warrants deemed to be beneficially owned by the reporting person.

CUSIP No.	91825V

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

4358 Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
7,968,750*

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
7,968,750*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,968,750*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.7%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Assumes exercise of 7,968,750 common share purchase warrants (the “Warrants”) deemed to be beneficially owned by the reporting person into 7,968,750 common shares of Issuer.

**Based on the sum of 34,649,697 common shares reported as outstanding by Issuer’s transfer agent as of January 16, 2023, and 7,968,750 common shares issuable upon exercise of the Warrants deemed to be beneficially owned by the reporting person.

CUSIP No.	91825V

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ryan Beedie

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
7,968,750*

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
7,968,750*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,968,750*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.7%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Assumes exercise of 7,968,750 common share purchase warrants (the “Warrants”) deemed to be beneficially owned by the reporting person into 7,968,750 common shares of Issuer.

**Based on the sum of 34,649,697 common shares reported as outstanding by Issuer’s transfer agent as of January 16, 2023, and 7,968,750 common shares issuable upon exercise of the Warrants deemed to be beneficially owned by the reporting person.

CUSIP No.	91825V

Item 1.	(a)	Name of Issuer:

VIQ Solutions Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5915 Airport Road, Ste. 700 Mississauga, Ontario Canada L4V 1T1

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by:

(1)	Beedie Investments Limited, a British Columbia, Canada corporation (“BIL”), which is a direct beneficial owner of the common shares of Issuer (the “Common Shares”);

(2)	Beedie Holdings Limited, a British Columbia, Canada corporation (“BHL”), which 100% owns and controls BIL;

(3)	Beedie (2020) Family Trust (the “Trust”), a Canadian Resident Trust, which 100% owns and controls BHL;

(4)	4358 Investments Limited, a British Columbia, Canada corporation (“4358”), which is the Trustee and has sole control of the Trust; and

(5)	Ryan Beedie, an individual Canadian citizen, who 100% owns and controls 4358 (collectively, with BIL, BHL, the Trust and 4358, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1111 West Georgia Street, Suite 1570, Vancouver, British Columbia V6E 4M3 Canada

(c)	Citizenship:

Item 2(a) is incorporated by reference.

(d)	Title of Class of Securities:

Common shares

(e)	CUSIP Number:

91825V

Item 3.	If This Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 2(a) is incorporated by reference.

	(a)	Amount beneficially owned:

Each Reporting Person may be deemed to beneficially own 7,968,750 Common Shares, comprised of 7,968,750 Common Shares which may be acquired directly or indirectly by such Reporting Person upon full exercise of the Warrants at the conversion price of US$0.256 (CDN$0.349) per share.

	(b)	Percent of class:

The number of Common Shares each of the Reporting Persons may be deemed to beneficially own constitutes approximately 18.7% of the Common Shares outstanding (assuming exercise of all of the Warrants deemed to be beneficially owned by such Reporting Persons).

This percentage calculation is based on the sum of 34,649,697 common shares reported as outstanding by Issuer’s transfer agent as of January 16, 2023, and 7,968,750 common shares issuable upon exercise of the Warrants deemed to be beneficially owned by the Reporting Persons.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,968,750

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 7,968,750

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 25th day of January, 2023

Beedie Investments Limited

By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

Beedie Holdings Limited

By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

Beedie (2020) Family Trust

By: 4358 Investments Limited
Its: Trustee

By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

4358 Investments Limited

By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

/s/ Ryan Beedie
Ryan Beedie, an individual

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated this 25th day of January, 2023

Beedie Investments Limited

By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

Beedie Holdings Limited

By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

Beedie (2020) Family Trust

By: 4358 Investments Limited
Its: Trustee

By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

4358 Investments Limited

By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

/s/ Ryan Beedie
Ryan Beedie, an individual